SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, DC  20549
                           ----------------
                            FORM 10-SB12G


              GENERAL FORM FOR REGISTRATION OF SECURITIES
                PURSUANT TO SECTION 12(b) OR 12(g) OF
                THE SECURITIES EXCHANGE ACTS OF  1934



                 DIGITAL VIDEO DISPLAY TECHNOLOGY CORP.
                 --------------------------------------
     (Exact name of  registrant  as  specified  in  its  Charter)


                               Nevada
                         -------------------
(State  of  other  jurisdiction  of  incorporation  or  organization)


                             86-0891931
                          ----------------
                (I.R.S.  Employer  Identification  No.)




                    590 Madison Avenue - 21st Floor
                      New York, New York  10022
              ---------------------------------------------
            (Address  of  Principal  Executive  Offices)


Registrant's  telephone  number,  including  area  code:(212) 521-4075



Securities  to  be  registered  pursuant  to  Section  12(b)  of  the Act:  None


Securities  to  be registered pursuant to Section 12(g) of the Act:

                            Common Stock
                            ------------
                         (Title  of  Class)

                                    PART  I
                                    =======

Registrant is filing this Form 10-SB on a voluntary basis to (1) provide current, public information to the investment community; (2) to expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in Registrant's securities; and (3) to comply with the reporting requirements for listing of the Company's securities. In the event Registrant's obligation to file periodic reports under the Exchange Act is suspended, Registrant reserves the right to reevaluate whether to continue filing periodic reports on a voluntary basis.

ITEM  1.  DESCRIPTION  OF  BUSINESS
          =========================

Background  and  Reorganization
-------------------------------
Digital Video Display Technology Corp. (Registrant) was incorporated under the laws of the State of Nevada on August 1, 1997, under the name Meximed Industries. On January 27, 1999, Registrant filed an Amendment to its Articles of Incorporation changing its name to Digital Video Display Technology Corp.

Registrant was initially formed to engage in the business of developing, producing and distributing a non-reusable medical syringe. In July 1998, Registrant raised a total of $200,000 in a public offering pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended. The offering was approved for sale by The New York State Department of Law. After recognizing the syringe project was going to be far too expensive and difficult to pursue, Registrant began looking for another business to acquire.

In January 1999, Registrant completed a reorganization and change in control and acquired a License to a U.S. Patent for proprietary technology for an audio video jukebox system from Software Control Systems International Inc., a Canadian corporation and unrelated third party (SCSI). As consideration for the License, Registrant agreed to pay SCSI the sum of $250,000 U.S. in cash and issued SCSI 2,000,000 shares of its restricted common stock. The License is for a term of 15 years and grants Registrant an exclusive right to market and sell the SCSI proprietary technology and products throughout Canada and the states of Oregon, Washington, Montana, Idaho and Hawaii. Subsequently, on May 10, 1999, registrant entered into a Distributor Agreement with SCSI granting SCSI the right to act as s distribution agent for Registrant. Pursuant to the Agreement, Registrant will supply SCSI a minimum of 500 jukebox systems at a price of $7,500 which may be paid in full at the time of delivery or at the rate of $150 per month for 60 months.

Proprietary Technology and Products
-----------------------------------
Registrant's proprietary technology creates an interactive, audio-visual jukebox system (the "DVD Juke System") linked to a satellite server network (the "DVD Satellite System"). The DVD Juke System and the DVD Satellite System are collectively referred to as the DVD System." In addition to revolutionizing the conventional jukebox, the DVD System was designed to create a totally new marketing venue.

(a) The DVD Juke System: Registrant's main product is the DVD Juke System, which is an interactive audio/video entertainment kiosk. The DVD Juke System has significantly greater flexibility and content than any product currently on the market since it is capable of playing individual musical selections similar to a standard jukebox; however, the DVD Juke System also has many additional revenue generating capabilities. A standard jukebox is able to store approximately 100 CD's, whereas the DVD Juke System is currently capable of storing on the internal hard drive 1,000 songs and 250 music videos. Registrant expects to install improvements to the System such that, within a year, the DVD Juke System will be capable of storing 4,500 audio tracks and 3,000 music videos. Unlike conventional jukebox, the DVD Juke System is capable of playing music videos, as well as audio tracks. Any number of video terminals and TV's are connected by cable to the DVD Juke System and placed throughout each location. When a customer chooses a video selection, the DVD Juke System displays the video on the video terminals and TV's and plays the audio track of the song on the location's sound system. The DVD Juke System also contains a user interface that enables a consumer to seek information about artists, receive coupons providing discounts on merchandise, and provides e-commerce connectivity to prime retail web sites that offer products.

The DVD Juke System's audio and video capability allows it to run the full-fledged audio-visual advertisements seen on television. The system has approximately 12,000 minutes of available ad space per month. The Company will be attempting to sell advertising time slots to national advertisers and is currently in discussions with several companies in this regard. The advertisements will run for 15, 30 or 45 seconds. There are 16 advertising spots per hour during prime time that will be interlaced between the music video selections. In addition, the system will offer customized content such as concerts, chat groups, custom comedy selections, new artist previews, infomercials, entertainment product marketing and merchandising video with instant click-through e-commerce opportunities, as well as many other potential programming highlights. This content is expected to create marketing opportunities for marketers and enhance the DVD Juke System's unique features.

The DVD Juke System will also print discount and cross-promotional coupons. Certain musical selections will trigger the Juke System to print coupons extending offers from various marketers. The Company will derive revenue on a per-coupon-issued basis or by receiving a percentage of the sales generated by redeemed coupons.

In addition, the DVD Juke System will be connected to the Internet via a virtual private network, proprietary to Registrant. Consumers will be automatically linked to the web sites of the record companies whose songs have been selected, and will be able to "click through" to additional web sites. Consumers will be able to browse through these web sites and to purchase CD's and merchandise at the sites.

The DVD Juke System's advertising, marketing and promotional capabilities will provide advertisers and marketers with a new avenue with which they will be able to target a captive audience where they have chosen to sit and relax and may be prone to impulse purchasing. This aspect of the DVD Juke System is unique to Registrant and currently unavailable by any other means. The DVD Juke System effectively creates a new advertising and promotional channel for marketers.

Currently conventional jukeboxes allow for payment in cash only. The DVD Juke System allows for payment by cash, credit card, debit cards and smart cards/ loyalty cards.

The DVD Juke System is also capable of collecting, storing and disseminating data, including play lists and personal information input by its customers. The play lists generated by the DVD Juke System are flexible and are capable of providing the total number of plays of a given song, record company totals and location-specific information, depending on the desired output. Registrant intends to market this information to record companies and brand advertisers.

The conventional jukebox is different in that it holds complete CD's. Because of this, several songs take up space in the jukebox that would otherwise not have been chosen by the jukebox owner. That is, in order to stock the one or two popular songs of a given artist on a given CD, the jukebox owner has no choice but to stock the rest of the songs on that artist's CD. With DVD Juke System technology, each song is copied in digital format onto the hard drive of the DVD Juke System, just as files are copied onto a computer's hard drive allowing the location owner to stock only the specific tracks he/she wishes to stock. In this way, only the most popular songs by any given artist will be loaded onto the DVD Juke System's hard drive without any extraneous, unwanted songs taking up potential revenue-generating space.

An important and unique programming feature of the DVD Juke System is that the content can be customized for each location, and may be updated as frequently as a location owner desires. The location owner may order the Juke System pre-programmed with standard combinations of rock and pop standards, jazz, country and western, and recent hits, or can order programming specifically tailored to their geographic area and/or their customers' demographics. Registrant will provide content and updating of content for $100.00 per month, providing an additional source of income to Registrant.

(b) The DVD Satellite System: The DVD Satellite System is a proprietary satellite server network which will provide content and updated content to DVD Juke Systems throughout North America. The content will be transmitted, or "uplinked," from Registrant's central server to satellites, and then "downlinked" from the satellites to satellite dishes stationed at each location. The content will be stored in digital format on the DVD Juke Systems' high capacity hard drives. The Satellite System will also create a private network, which will be capable of collecting data and remotely managing the stand-alone DVD Juke Systems.

The DVD Satellite System technology is expected to significantly reduce the time and cost involved in providing content and updated content to sites once a critical mass of locations has been installed. The Satellite System technology also allows for the easy and flexible loading and re-loading of content by providing updates by satellite, obviating the need to send service technicians to individual locations to update each DVD Juke System's content.

Service  and  Support
---------------------
The DVD Juke System will be sold with a content, service, maintenance, and management contract which will be subcontracted to an independent third party. Registrant has been verbally negotiating with several large, well-established independent service organizations which offer seven-day a week, 24-hour a day maintenance and service. Registrant feels service will be a primary concern to location owners who have installed or are contemplating installing a jukebox.

Industry  Background
--------------------
Currently, the conventional jukebox industry generates over $2.5 billion per year in coin drop revenues in the United States alone (Vending Times, 1998). There are approximately 350,000 jukeboxes operating in the United States. The average jukebox generates revenues of approximately $600 per month based on 1,800 selections played. Currently there are approximately 50 large distributors and 7,500 operators managing this business.

The business model for the jukebox industry has been under tremendous pressure over the past five years due to the emergence of broadcast music video, video game narrowcast networks, and other media competing for the attention of consumers. In addition, certain basic economic factors must be considered in evaluating any entry into the jukebox industry, which are set forth below:

- The cost for audio plays has remained static at three plays for a $1.00. (This number is trending downward to as low as 5 plays for $1.00.)
- The average play time of a jukebox is 7,200 minutes per month, based on 1,800 plays within a 13 hour day, six days a week.
      The  total  playtime possible within this timeframe is 20,280 minutes.
-     A  cost  efficient  video  jukebox  does  not  exist  in the market today.
-     Service,  maintenance,  and  content-update  costs  continue  to  rise.
-     Theft,  and  pilferage  continue  to  be  on  the  rise.
- Intense competition for prime locations continue to erode operating margins.

Any entrant into the jukebox industry must be prepared to operate within these parameters and to cooperate with the current distributors, while at the same time introducing cutting edge technology into the industry to obviate potential competitive technologies. Today, in this industry, jukebox manufacturers all suffer from technological obsolescence.

Competition
-----------
Registrant's primary competitors are manufacturers of conventional jukeboxes. The largest manufacturers of conventional jukeboxes and their estimated market share as of 1997 are the following companies:

         Rowe International, Grand Rapids, Michigan:        40%
         NSM America, Bensenville, Illinois:                25%
         Rock-Ola Manufacturing, Torrance California:       25%
         Wurlitzer Jukebox, Gurnee Illinois:                10%

Registrant has not been able to identify any competitors with technology comparable or similar to the DVD Juke System . However, all of Registrant's primary competitors are substantially larger and have significantly greater financial resources than Registrant. In addition, their distribution channels are fully established and their brand names are well-known.

In 1997, manufacturers sold approximately 22,000 jukebox units for a total retail value of $132 million. The average retail price of a jukebox, loaded with content, was $6,000 per unit.

Registrant has identified other competition for the DVD Juke System, primarily from audio music private networks, cable and satellite. Examples are MTV, MuchMusic, and VH1. Because these companies have entirely different distribution and pricing models than the conventional electro-mechanical jukebox companies, direct comparisons cannot be made.

Marketing Plan
--------------
Registrant intends to aggressively market the superior technology of the DVD Juke System. Its initial goal is to replace approximately 15% of the 350,000 conventional jukeboxes located primarily in bars and restaurants with the DVD Juke System within the next 5 years, as more fully described below. Registrant believes it can accomplish this goal by forming business relationships with the top distributors in the jukebox industry by offering a unique split of the coin drop revenues generated by the DVD Juke System, thereby enhancing the total revenue generated by its partners within the industry. However, Registrant has not yet formed any such business relationships. Registrant will also attempt to expand the market for the DVD Juke System beyond bars and restaurants to fast food restaurants, colleges, shopping centers, etc.

The  incentives  provided to distributors for forging such relationships will be
(i) significant new revenue potential from their distribution network, (ii) exclusive territorial boundaries granted by Registrant, thereby ensuring maximum penetration of the new product, (iii) long-term access to new video products and
(iv) access to the entertainment, e-commerce business. In addition, Registrant has addressed the problems of the industry as follows:

- By providing video, the cost per play can be increased to two selections for $1.00, thereby increasing the pay-for-play reven

- Because the DVD Juke System includes video, it can offer 600 minutes per month of prime time consumer and brand advertising (

- The company can offer off-peak customized content of 12,480 minutes at Internet prices ($15.00 per hour) representing a minim

-  The DVD Juke system will retail at comparable prices to the standard jukebox

- The entire system is networked for cost effective remote diagnostics and satellite downloading of content, reducing infrastru

- The distributors and operators will be able to remotely access each DVD Juke System, ensuring security and optimum management

- The industry will have a state-of-the-art product for their locations that is revenue generating, versus subscription or cost

- The distributors will have a product that they can expand into many new channels of distribution, such as hotels, malls, fast

Registrant intends to work closely with its distributors in marketing the DVD Juke System to the bars and restaurants that commonly have jukeboxes.

Registrant is in the process of introducing the DVD Juke System to several national brand name advertisers, most of which have requested a demonstration.

To  date,  presentations  have  been  made  to several potential
Advertisers. The response of these advertisers has been positive and discussions are currently under way with various advertisers to become sponsors of the DVD Juke System. However, no such sponsors have entered into agreements to date.

Registrant's marketing plan also includes the following marketing and promotional activities, which Registrant anticipates will create further interest in the DVD Juke System:

(a) Test Marketing: Registrant expects the DVD Juke System to be fully operational by mid-February 2000 and intends to perform a 20-unit trial in the New York metropolitan area between March and April of 2000. Certain test locations will be chosen to market the DVD Juke System to the Hispanic and African American communities. This market segment represents the largest coin-drop per unit of any group. Registrant expects to fully launch the Juke System to the public in May 2000.

(b) Trade Shows: Registrant will participate as an exhibitor to demonstrate the DVD Juke System and issue new product releases at selected national and international trade shows sponsored by the Amusement and Music Operators Association (AMOA) and Amusement Showcase International (ASI).
Registrant considers the following Year 2000 trade shows to be excellent venues in which to demonstrate its DVD Juke System: the Point-of-Purchase Advertising Institute Show, the Annual Nightclub and Bar Show, the Family Entertainment Centers Show, and the International Amusement Parks and Attractions Show. Other possible venues will include the National Restaurant Show, the Convenience Store Show, the American Hotel and Motel Show, and the International Shopping Center Show.

(c) Trade Publications: A number of print media opportunities exist for promoting the DVD Juke System in order to communicate the superiority of the DVD Juke System compared to conventional jukeboxes. These publications include Replay Magazine, Playmeter Magazine, Vending Times, Street Beat Magazine, Nightclub and Bar Magazine and Fun World Magazine. Registrant intends to advertise its DVD Juke System in some or all of these publications to promote the product.

(d) Promotional Video and Informational Kit: Registrant intends to produce a promotional/informational video describing the DVD Juke System and its features, benefits and values. A brochure and informational kit will also be created summarizing the features of the DVD Juke System. The materials will differentiate the product from its competitors' products outlining the advantages and superiority of the DVD Juke System over conventional jukeboxes.

Manufacturing  and  Distribution
--------------------------------
Registrant has established business relationships with some distributors in the jukebox industry and has verbal agreements with certain distributors and written agreements with additional distributors to market the DVD Juke System to the locations that they service.

Software Control Systems International, Inc., the Canadian distributor, has entered into a Letter of Intent with the Windfield Group, one of Canada's largest distributors, to form a joint venture for the purpose of distributing jukeboxes. The joint venturers and Registrant are entering into a distribution agreement which includes a commitment to install 1,000 units in the first year of Registrant's operations at the rate of approximately 80 units per month.

Patents  and  Copyright  Protection
-----------------------------------
Registrant has entered into a License Agreement for the rights to use U.S. Patent #5481509, issued by the United States Patent and Trademark Office on January 2, 1996, with Software Control Systems International Inc. (SCSI), an unrelated third party. The License Agreement grants Registrant the exclusive right to use SCSI's patented technology, which is the basis for the DVD Juke System. The License Agreement was executed on March 1, 1999 and is effective until 2017. As consideration for the licensing right, Registrant agreed to pay SCSI the amount of $250,000 in cash; 2,000,000 restricted shares of common stock of Registrant; and the right to appoint one director Registrant's Board. According to the terms of the License Agreement, Registrant is not required to pay SCSI any additional consideration for the rights granted therein. SCSI is unrelated to the Company, and does not control Registrant's Board or govern its business decisions and policies.

Registrant has also developed additional technology of its own which is utilized in the DVD Juke System, and continues to develop technology to further enhance the DVD Juke System. The software comprising the DVD Juke System will be covered by appropriate patent protection and copyright registration.

Licenses
--------
Registrant is actively pursuing license agreements with several record companies for the right to display music videos. Registrant does not expect to incur a cost for such rights, but rather, in exchange for the right to display their videos, Registrant is offering record companies programming information such as play lists compiled by the DVD Juke System and cross-promotions. As an example of the latter, every time a certain music video by a well-known artist is selected by a customer, Registrant will program the DVD Juke System to also play at no additional cost a music video by an unknown artist that the record company is attempting to promote. Additionally, since music videos are primarily considered promotional materials by the record companies, as opposed to revenue generating assets, Registrant expects to obtain the rights to display music videos on the DVD Juke System at no cost to Registrant.

Registrant intends to generate revenue from e-commerce, specifically by automatically linking consumers to the web sites of the record companies whose songs have been selected. The consumers will then be able to "click through" to additional web sites to browse as well as to purchase CD's and merchandise. Registrant intends to obtain licenses from web sites such as Amazon.com and CD Now to allow consumers to click through to such sites and purchase CD's and merchandise.

In accordance with The Copyright Act of 1976, as amended, Registrant is not required to obtain licenses to stock the audio content of the DVD Juke System. Payment of a performance royalty is required for the songs played over the DVD Juke System; however, this fee is the responsibility of the location owner and Registrant has no responsibility for this fee or for obtaining performance licenses for the locations.

Registrant also intends to expand the scope of its content licenses and obtain licenses that will enable it to display sports highlight films, comedy clips and pay-per-view events on the DVD Juke System.

Employees
---------
At  the  present  time,  Registrant  has no full-time employees.

Relationships with Third-Parties
--------------------------------
On March 30, 1999, Registrant entered into a Letter of Agreement with The Investor Relations Group (IRG), an unrelated third party. Pursuant to the terms of the Agreement, IRG will provide Registrant investor relations and corporate communications services in exchange for $10,000 per month in cash, beginning April 1, 1999, for a period of 1 year, renewable annually thereafter. As additional compensation, Registrant granted IRG stock options, with piggy-back rights, to purchase up to a total of 150,000 shares of Registrant's restricted common stock at an exercise price of $2.50 per share. In addition, Registrant has agreed to register the shares subject of the option with its first appropriate registration statement.

On November 19, 1999, Registrant entered into an Agreement for Financial Communication Services with North American Corporate Consultants, Inc. (NACC), an unrelated third party. Pursuant to the Agreement, NACC will assist Registrant on a non-exclusive basis in developing, implementing and maintaining an ongoing market awareness program for a period of 6 months from the date of the Agreement. As compensation for its services, NACC shall receive 277,500 shares of Registrant's restricted common stock, payable in monthly increments of 87,500 shares for the first two months, 27,500 shares the third month, and 25,000 shares the last 3 months of the term. In addition, in the event NACC is the procuring cause in a successful merger, acquisition or corporate financing on behalf of Registrant, NACC shall be compensated in the amount of 5% of the merger/acquisition value, or the total value of the corporate financing, whichever is applicable. Any such fees would be due and payable at the close of the transaction.

Registrant is also currently in negotiations with NeTune Communications to provide satellite links and telecommunications technology that will allow Registrant to transmit content to the DVD Juke Systems. NeTune provides wireless multimedia network and telecommunications services primarily to the motion picture, television and advertising industry. NeTune's technology allows high quality sound and images to be transmitted via satellite from remote locations to production studios. NeTune's technology also includes an elaborate, multilevel, state-of-the-art encryption and security system which protects the content transmitted over its system. The technology utilized by NeTune is proprietary and covered by 40 United States patents. NeTune is currently in the process of expanding its business and technology model to other industries that require high resolution, broadband telecommunications services. NeTune utilizes leased satellite transponders which cover most of North America. The NeTune satellite delivery system provides global connectivity on demand 24 hours a day,

7 days a week. NeTune's ability to transmit extremely high-quality sound and images is extremely beneficial to Registrant, since Registrant will save time and money delivering content to its DVD Juke Systems, while maintaining a high quality of digital sound and images.

In April, 1999, Registrant retained The Marshall Firm, an entertainment law firm located in New York City, of which Marilyn Haft, an officer, director and shareholder of Registrant, is associated, to obtain and negotiate licenses for music and music video content for the DVD Juke System. The Marshall Firm is well-known for its expertise in entertainment law and its many contacts in entertainment industry, especially the music industry. Pursuant to the letter of engagement, Registrant paid The Marshall Firm a retainer in the sum of $15,000 against which legal fees will be billed at The Marshall Firm's customary rates of between $125 and $475 an hour.

In August, 1999, Registrant entered into an Agreement for Computer and/or Programming Services with FirePlug Computers Inc., an unrelated third party, to design and system software development, documentation, testing, project management and implementation of the DVD Juke System. All services will be billed on an hourly rate ranging from $45 to $150/hour.

In November, 1999, Registrant entered into an Agreement for Financial Communica-tion Services with North American Corporate Consultants, Inc., (NACC) an unrelated third party to assist Registrant on a non-exclusive basis to develop, implement and maintain an ongoing market awareness program for its products.
The term of the Agreement is for 6 months. As consideration for the services, Registrant has agreed to issue to NACC a total of 277,500 shares of its restricted common stock in the following denominations: 87,500 for each of the first two months of the Agreement, 27,500 shares the third month and 25,000 for shares each of the last three months. In addition, in the event NACC is the procuring cause of a successful merger, acquisition or corporate financing on behalf of Registrant, NACC will receive 5% of the merger/acquisition value or the total value of the corporate financing, whichever applies, payable at the time of closing of the transaction.

Future  Projects  in  Development
---------------------------------
Registrant intends to generate additional future revenues by pressing, or "burning," CD's at each DVD Juke System. "Burning" a CD means copying a song or songs onto a blank CD.

Registrant projects the DVD Juke System to be able to burn CD's by the third quarter of 2000. When this process is fully operational, consumers will be able to copy onto a CD a song or songs they have selected on a fee-per-song basis. Registrant expects to generate revenue by retaining a percentage of the cost per song charged to the consumer. Registrant intends to offer the record companies a percentage of the income generated by each burned CD in exchange for the right to reproduce their songs, while retaining a five to ten percent (5-10%) royalty for each song copied onto a CD by the DVD Juke System.

The Company is also developing technology which will allow the DVD Juke System to be capable of video-conferencing and dispensing cash as an automatic teller machine ("ATM"). These additional uses of the DVD Juke System involve only minor modifications to the Registrant's current technology. For example, the Juke System technology is already capable of accepting and calculating the amounts of currency input into the unit; dispensing cash will involve only minor adjustments to already existing technology. Therefore, Registrant expects to be able to implement these additional uses of the DVD Juke System in the second quarter of 2000.

In addition, with only minor additions to Registrant's content, the DVD Juke System will be capable of playing sports highlight films, comedy clips and pay-per-view events. These additional content categories do not involve technological advances, but merely expanding Registrant's content licenses and marketing these additional uses of the DVD Juke System to distributors, location owners and ultimate consumers. Registrant intends to launch these efforts in the fourth quarter 2000.

Registrant is also developing an independent audio and video network designed to provide background video and advertising for hospitality and retail locations. The system is designed to replace the VCR and Laser Disc players used by tens of thousands of hospitality and retail locations. The product will provide interactive commercial support at the point of sale, creating a new media channel for locations to assist consumer brand companies in enhancing their visibility on the sites where their products are sold.

Additional  Information
-----------------------
Registrant intends to provide annual reports to its security holders, and to make quarterly reports available for inspection by its security holders.
The annual report will include audited  financial  statements.

Upon completion of this registration statement, Registrant will be subject to the informational requirements of the Securities Exchange Act of 1934 (the Exchange Act) and, in accordance therewith, will file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected at public reference facilities of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington D.C. 20549; Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; 7 World Trade Center, New York, New York, 10048; and 5670 Wilshire Boulevard, Los Angeles, California 90036. Copies of such material can be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates.

ITEM  2.  MANAGEMENT  DISCUSSION  AND  ANALYSES
          ======================================

This registration statement contains forward-looking statements that involve risks and uncertainties. The statements contained in this registration statement that are not purely historical are forward-looking statements, including without limitation statements regarding Registrant's expectations, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this document are based on information available to the Registrant on the date hereof, and Registrant assumes no obligation to update any such forward-looking statements. Registrant's actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this registration statement. Potential investors should consider carefully the following factors, as well as the more detailed information contained elsewhere in this registration statement, before making a decision to invest in the Common Stock of Registrant.

Selected  Consolidated  Financial  Data
---------------------------------------
The following historical financial data for the period from inception through September 30, 1999 was derived from the historical consolidated financial statements of Registrant that have been audited by Mark Bailey & Co., Ltd., Certified Public Accountants and independent auditors (the Financial Statements).

BALANCE SHEET DATA:
------------------
                                          9-30-99     12-31-98
                                        ==========   ==========
Current Assets
--------------
Cash                                    $    4,390   $  194,124
Interest receivable                             18            -
                                        ----------   ----------
                                        $    4,408   $  194,124
Other Assets
------------
Deposits                                $      600   $        -

Other assets (net of accumulated
  Amortization of $12,000 and $0)
  (Note 3)                                 258,000       20,000
                                        ----------    ---------
Total assets                            $  263,008    $ 214,124
                                        ==========    =========

Current Liabilities
-------------------
Accounts payable                        $  204,430    $       -

Line of credit (Note 4)                    159,761            -

Current portion of patent right
  Payable (Note 3)                         200,000            -
                                        ----------    ---------
Total current liabilities               $  564,191    $       -

Long-Term Portion of Patent Right
Payable (Note 3)                        $   50,000    $       -
                                        ----------    ---------
Total liabilities                       $  614,191    $       -
                                        ----------    ---------
Total shareholders'
equity                                  $ (351,183)   $ 214,124


STATEMENTS OF OPERATIONS DATA:
------------------------------
                         From           Nine Mos.
                      Inception to       Ended          Year Ended
                      September 30,     September        December 31,
                         1999           30, 1999           1998
                      -------------    ---------       --------------
Revenue                $     -         $      -        $       -
-------
Costs and Expenses
------------------
Operating and
Administrative expense    (566,468)      (555,957)            (9,513)

Amortization expense       (12,000)       (12,000)                 -

Other Income                10,150         10,150                  -
                       -----------     ----------       ------------
Net Loss               $  (568,318)    $ (557,807)      $     (9,513)
                       ===========     ==========       ============

Loss per share         $   (0.0248)    $  (0.0243)      $    (0.0003)
                       ===========     ==========       ============

Results  of  Operations
-----------------------
Limited Operating History; Accumulated Deficit; Need for Additional Capital

There is limited historical financial information about Registrant upon which to base an evaluation of the Registrant's performance or to make a decision regarding an investment in shares of Registrant's Common Stock. Registrant has an accumulated deficit of $568,318 through September 30, 1999. Registrant's cash decreased from $194,124 at December 31, 1998 to $4,390 at September 30, 1999.

Nine Months Ended September 30, 1999 Compared to Nine Months Ended September 30, 1998

Registrant has not yet realized any revenue from its business operations. Operating and administrative expenses from inception to the nine months ended September 30, 1999 were $566,468, and represent the majority of Registrant's net loss to date.

Net cash provided by financing activities increased from $153,500 for the nine months ended September 30, 1999 to $358,135 for the period ended September 30, 1999, as a result of proceeds in the amount of $204,635 received from sales of Common Stock of Registrant.

Registrant's net loss for the period from inception to September 30, 1999 was a deficit of $568,318, or a deficit of $.0248 per share, based on 23,250,000 weighted average shares outstanding at September 30, 1999. Since there have been no revenues realized since inception, no comparison of net loss is made.

Liquidity and Capital Resources
-------------------------------
Due to the infant stage of its operations, substantial ongoing investment in software development, and expenditures required to build the appropriate infrastructure to support expected future growth, Registrant has been substantially dependent on private placements of its equity securities and a bank line of credit to fund its cash requirements.

Net cash used in operating activities increased from $9,513 for the year ended December 31, 1998 to $353,745 for the period from inception to September 30, 1999.

Proceeds from common stock subscriptions increased from $194,635 for the year ended December 31, 1998 to $204,635 for the nine months ended September 30, 1999.

As of September 30, 1999, Registrant had total assets of $263,008 and total liabilities of $614,191.

Year  2000  Issues
------------------
Management has done a significant analysis and assessment of its Year 2000 Issues, including Registrant's officers and directors consulting with independent Y2K consultants and devoting significant time and energies, at several lengthy meetings, to the analysis and assessment of the Y2K issue. Based thereon, it was determined that Registrant's computers are Y2K compliant and Y2K should not have a material effect on Registrant's business operations. Registrant has no contingency plan established relative to the Y2K issues, and does not intend to establish one, as it does not intend to commence full business operations and sales until after January, 2000, when any Y2K issues will be obvious. To date, Registrant has incurred nominal costs (less than $500) to address Y2K issues and upgrade its computer systems and software programs. Registrant has consulted with its third-party vendors and has been verbally advised that they are Y2K compliant in their respective operations.

Therefore, based upon its analysis and assessment, Registrant has concluded that:

(1)     The assessment of its Year 2000 issues is complete; and

(2) Management has determined that the consequences of its Year 2000 issues will not have a material effect on its business, results of operations or financial condition.

ITEM  3.  DESCRIPTION  OF  PROPERTY
          =========================

Registrant does not own any property.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND
          =========================================================
          MANAGEMENT
          ==========
The following table sets forth information regarding the shares of Registrant's Common Stock, par value $.001, beneficially owned for (i) each stockholder known by Registrant to be the beneficial owner of 5% or more of the Registrant's issued and outstanding Common Stock; (ii) each of the Registrant's officers and directors; and (iii) all officers and directors as a group. At September 30, 1999, there were 23,250,000 shares of Common stock outstanding.

                                                 Amount &
                                                 Nature of
                                     Title       Beneficial      Percent of
Name and address                    Of Class     Ownership         Class
-----------------                  ----------   -----------      ----------
Lee Edmondson                     Common Stock      575,000(1)        2%
590 Madison Avenue
New York, NY 10022

Marilyn G. Haft                   Common Stock      500,000(2)        2%
111 West 40th Street,
11th Floor
New York, NY 10018

Software Control Systems
International Inc.                Common Stock    2,000,000           9%
#250-5711 No. 3 Road
Richmond, B.C., Canada V6X 2C9
--------------------------
All officers and directors
as a group                                        1,075,000           5%

(1) Includes stock options to purchase up to 500,000 shares of common stock at $2.50 per share until March 31, 2001.

(2) Includes stock options to purchase up to 500,000 shares of common stock at $4.00 per share until April 30, 2009.

There are no arrangements, known to Registrant, including any pledge by any person of securities of the Registrant, which may, at a subsequent date, result in a change in control of Registrant.

Future  Sales  by  Existing  Stockholders
-----------------------------------------
All shares of Common Stock of Registrant are "restricted securities", as that term is defined in Rule 144 of the Rules and Regulations of the SEC promulgated under the Act ("Rule 144"), save and except the shares which were issued under a public offering in the State of New York, pursuant to an exemption provided by Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended, which are not "restricted securities" under Rule 144 and can be publicly sold, except for those Shares purchased by "affiliates" of the Registrant, as that term is defined in Rule 144.

Under Rule 144, restricted shares can be publicly sold, subject to volume restrictions and certain restrictions on the manner of sale, commencing one (1) year after their acquisition. Sales of shares by "affiliates" are subject to volume restrictions and certain other restrictions pertaining to the manner of sale, all pursuant to Rule 144.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS
          ==================================================================

The following table sets forth the names, ages and positions of the Directors and Executive Officers of Registrant:

Name and Address . . .           Age           Position(s) Held (1)
----------------                 ---           --------------------
Lee Edmondson                     45           President and Director
590 Madison Avenue
Yew York, NY 10022

Marilyn G. Haft                   56            Secretary, Treasurer,
111 West 40th Street                            Executive Vice President and
11th Floor                                      Director
New York, NY 10018

Each director of the Registrant is elected by the stockholders to a term of one one year and serves until his successor is elected and qualified. Each officer of the Registrant is elected by the Board of Directors to a term of one one year and serves until his successor is duly elected and qualified, or until he is removed from office. The Board of Directors has no nominating, auditing or compensation committees.

Background  of  Officers  and  Directors
----------------------------------------

Lee Edmondson - Mr. Edmondson has been the President and Chairman of the Board of Directors of the Registrant since January 1999. From April to November, 1998, he was CEO and a Director of VTI Acquisition, N.V., a privately-held research and development firm. From 1994 to 1997, he was Manager and a Director of Software Control Systems International Inc. He has been involved in
several  retail  kiosk and multi-media companies since 1986.    In 1998,
he assisted in the formation of Digital Video Display Technology and is responsible for the formative activities of the commercialization of the products and business. He devotes full time to the business of Registrant.

Marilyn G. Haft - Ms. Haft has been the Secretary, Treasurer, Executive Vice President and a Director of the Company since January 1999. From October 1998, she has also been Of Counsel with The Marshall Firm, in New York City, New York. From March 1996 to December 1997, she was a Partner with Look Here Pictures, Inc. in New York. From June 1994 to March 1996, she was General Counsel for Dover Film Finance Group Ltd., a financial services company that provides short-term funding requirements for major film studios, independent film producers and distributors, cable and record companies. In that role, Ms. Haft acted as a liaison with the CEOs and CFOs of film companies, guiding them through the financing structure, and conducted due diligence on all contractual and cash flow aspects of film distribution from theatrical, home video, pay and free television, pay-per view and ancillary rights.
She also oversaw all legal issues  and  documentation  for Dover  programs..

Ms. Haft was a law partner of Tanner, Propp & Farber, a partner of Fischbein, Badillo, Wagner and Itzler and Of Counsel to Summit, Rovins and Feldesman. She also acted as a test case constitutional law litigator on the national level for a period of six years. Ms. Haft served in the Carter Administration in the following capacities: Associate Director of the Office of Public Liaison in the White House, Deputy Counsel to Vice President Walter Mondale in the White House and U.S. Representative to the United Nations. She ran the New York City primary campaign for Carter/Mondale in 1980.

She  has  been an award-winning independent film producer and worked at NBC News and ABC News on content and production. She is also an author of general non-fiction works, including legal works. She has been an adjunct professor of law at New York University School of Law and is an adjunct professor at NYU's Tisch School of the Arts Graduate Film and TV program where she teaches entertainment law and business to third year film graduate students. Ms. Haft is a graduate of the New York University School of Law and a member of the bar in New York State, the District of Columbia and the U.S. Supreme Court. She received a B.A. in 1965 from Brooklyn College and her J.D. from New York
University in 1968.   She devotes her time as required to  the  business  of
Registrant.

Employment  Agreements
----------------------
None of Registrant's officers or directors are currently party to employment agreements with Registrant. Registrant presently has no pension, health, annuity, bonus, insurance, profit sharing or similar benefit plans; however, it may adopt such plans in the future. There are presently no personal benefits available for directors, officers or employees of Registrant, except for options granted by the Board of Directors to certain officers, directors and consultants to Registrant.

ITEM  6.     EXECUTIVE  COMPENSATION
           ========================

Neither of Registrant's officers or directors currently receive a salary for their services; however, Lee Edmondson, President of Registrant, received a consulting fee of $94,000 through September 30, 1999, $65,000 of which is unpaid and accrued and is included in the accounts payable figure in Registrant's financial statements included herein.

There are no employment contracts between Registrant and any of its officers or directors.

Registrant does not have any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment with Registrant or from a change in control of Registrant, or a change in the executive officers' responsibilities following any change in control, where in respect of an executive officer, the value of such compensation exceeds $120,000.

               OPTION/SAR  GRANTS  IN  LAST  FISCAL  YEAR
               ------------------------------------------

In March 1999, Registrant granted the following stock options to the following officers and/or directors as compensation and incentives for services rendered to Registrant:

                                     PERCENT
                                     OF TOTAL
                   NUMBER OF         OPTIONS/
                   SECURITIES        SARS
                   UNDERLYING        GRANTED         EXERCISE      DATE OF
NAME OF HOLDER     GRANTED (#)       FISCAL YR       PRICE         EXERCISE
--------------     ----------       ----------      ---------      --------
Lee Edmondson        500,000           40%          $2.50/Share    Until 3/31/01

Marilyn Haft         500,000           40%          $4.00/Share    Until 4/30/09

(1) These percentages are based on the total number of option shares granted since inception.

Any shares acquired through exercise of these options shall be restricted shares and may not, under any circumstances, be registered or in any way become free trading until two years from the date the shares are acquired through exercise of the option. The records of the stock transfer agency, as well as any certificates issued upon exercise of these options shall contain said restrictive legend.

There are no other bonus, pension, deferred compensation, long-term incentive plans or awards, or any other similar plans for executive officers and/or directors of Registrant.

Item  7.     CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS
             ==================================================
In April, 1999, Registrant retained The Marshall Firm, an entertainment law firm located in New York City, of which Marilyn Haft, an officer, director and shareholder of Registrant, is associated, to obtain and negotiate licenses for music and music video content for the DVD Juke System. The Marshall Firm is well-known for its expertise in entertainment law and its many contacts in entertainment industry, especially the music industry. Pursuant to the letter of engagement, Registrant paid The Marshall Firm a retainer in the sum of $15,000 against which legal fees will be billed at The Marshall Firm's customary rates of between $125 and $475 an hour.

ITEM  8.     DESCRIPTION  OF  SECURITIES
             ===========================
The authorized capital stock of the Registrant consists of 100,000,000 shares of Common Stock, par value $.001, of which a total of 23,250,000 are issued and outstanding. The holders of the Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors of the Registrant; (ii) are entitled to share ratably in all of the assets of the Registrant available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Registrant; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of Common Stock now outstanding are fully paid for and non-assessable. Reference is made to the Registrant's Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Registrant's securities.

The holders of shares of Common Stock of the Registrant do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the Registrant's directors.
To date, Registrant has not paid any cash dividends to stockholders. The declaration of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Registrant, general economic conditions, and other pertinent conditions. It is the present intention of the Registrant not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Registrant's business.

Registrant will furnish annual financial reports to stockholders, certified by its independent accountants, and may, in its discretion, furnish unaudited quarterly financial statements.

Options
-------

In March 1999, Registrant granted stock options to purchase up to 500,000 shares of common stock at $2.50 per share to Lee Edmondson, an officer and director, until March 31, 2001, at which time they will expire and become null and void.

In March 1999, Registrant granted stock options to purchase up to 500,000 shares of common stock at $4.00 per share to Marilyn G. Haft, an officer and director, until April 30, 2009, at which time they will expire and become null and void.

In March, 1999, Registrant entered into a Letter of Agreement with The Investor Relations Group (IRG), an unrelated third party. Pursuant to the Agreement, IRG will provide Registrant investor relations and corporate communications services in exchange for $10,000 per month in cash, beginning April 1, 1999, for a period of one year, renewable annually thereafter. As additional compensation, Registrant granted IRG stock options, with piggy-back rights, to purchase up to a total of 150,000 shares of Registrant's restricted common stock at an exercise price of $2.50 per share. In addition, Registrant has agreed to register the shares subject of the option with its first appropriate registration statement.

                                   PART  II
                                   ========

ITEM  1.  STOCK  MARKET  PRICE  OF  AND  DIVIDENDS  ON  REGISTRANT'S  COMMON
          ==================================================================
          STOCK  AND  OTHER  SHAREHOLDER  MATTERS
          =======================================

Common  Stock  Trading  Information
-----------------------------------
Registrant's shares are traded on the OTC Bulletin Board under the symbol DVDT and commenced trading in February 1999. Registrant's shares will be delisted from the Bulletin Board in February 2000 if it fails to comply with the OTC Bulletin Board Eligibility Rule, which requires all companies to be fully reporting under the Securities Exchange Act of 1934, and for their Form 10SB to be in a "no comment" stage with the SEC. The Registrant has filed this Form

10SB in an effort to comply with the Eligibility Rule. The following table sets forth the high and low bid quotations for the Common Stock for the periods indicated. These quotations reflect prices between dealers, do not include retail mark-ups, mark-downs or commissions and may not necessarily represent actual transactions.

PERIOD                      HIGH            LOW
------                      -----          -----
SEPTEMBER 30, 1999         $ 3 1/4         $ 1
JUNE 30, 1999              $ 6 3/8         $2 1/4
MARCH 31, 1999             $ 3             $2 5/16


This information was obtained from the Internet (Quicken.com) and does not reflect inter-dealer prices, without retail mark-up, mark-down, or commission, and may not represent actual transactions.

As of September 30, 1999 there were 8 shareholders of record of the 23,250,000 shares of Common Stock issued and outstanding.

Stock  Transfer  Agent
----------------------
Transfer Online, 227 S.W. Pine Street, Suite 300, Portland, Oregon 97204, telephone number (503) 227-2950, is Registrant's stock transfer agent for its securities.

Dividends
---------
Registrant has not paid any cash dividends to any of its shareholders. The declaration of any future cash dividends will be at the sole discretion of the Board of Directors and will depend upon the earnings, if any, the capital requirements and financial position of Registrant, general economic conditions and other pertinent conditions. Unless otherwise determined by the Board of Directors, no dividends shall be paid on any share which has been purchased or redeemed by Registrant while the shares are held by Registrant. Pursuant to Registrant's Articles of Incorporation (attached hereto as Exhibit 3(I) and incorporated herein by reference), the Directors may, from time to time, capitalize any undistributed surplus on hand of Registrant and may from time to time issue shares, bonds, debentures or debt obligations of Registrant as a dividend representing such undistributed surplus on hand, or any part thereof. It is the present intention of Registrant not to pay any cash dividends in the foreseeable future, but rather to reinvest any earnings into its business operations.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. Registrant's Common Stock may be deemed to be a penny stock and thus will become subject to rules that impose additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors, unless the Common Stock is listed on The Nasdaq SmallCap Market. Consequently, the penny stock rules may restrict the ability of broker/ dealers to sell Registrant's securities and may adversely affect the ability of holders of Registrant's Common Stock to resell their shares in the secondary market.

ITEM  2.     LEGAL  PROCEEDINGS
             ==================
None.

ITEM  3.     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS
             ==================================================

Registrant has not had any changes in or disagreements with Accountants since inception.

ITEM  4.     RECENT  SALES  OF  UNREGISTERED  SECURITIES
             ===========================================

In August, 1997, Registrant issued 1,000,000 shares of restricted common stock to its officers and directors in exchange for $.01 per share, or a total of $10,000. Subsequently, in January 1999, during a reorganization and change in management, these shares of common stock were canceled and returned to Registrant's treasury.

In May, 1998, Registrant issued 100,000 shares of restricted common stock, with a fair market value of $20,000, in exchange for the distribution rights to a non-reusable medical syringe. In January 1999, these shares of common stock were canceled and returned to Registrant's treasury and the distribution rights were abandoned.

In July, 1998, Registrant issued 1,000,000 shares of Common Stock at $.20 per share pursuant to a Rule 504 Regulation D offering, approved by the New York Department of Law, and received total net proceeds of $200,000.

On February 11, 1999, Registrant issued 2,000,000 shares of restricted common stock, valued at $20,000, to Software Control Systems International, Inc., an unrelated third party, in exchange for the patent rights to Digital Video Display computer technology. In addition, Registrant incurred a patent right payable in the amount of $250,000.

On March 10, 1999, Registrant issued 100,000 shares each to 386878 B.C. Ltd., an unrelated third party, and Richard Brunette, a former director of Registrant, in exchange for consulting services valued at $2,000.

On July 1, 1999, Registrant issued 50,000 shares of restricted common stock to Bob Noble, an unrelated third party in exchange for consulting services valued at $500.

In November, 1999, Registrant entered into an Agreement for Financial Communica-tion Services with North American Corporate Consultants, Inc., (NACC) an unrelated third party to assist Registrant on a non-exclusive basis to develop, implement and maintain an ongoing market awareness program for its products.
The term of the Agreement is for 6 months. As consideration for the services, Registrant has agreed to issue to NACC a total of 277,500 shares of its restricted common stock in the following denominations: 87,500 for each of the first two months of the Agreement, 27,500 shares the third month and 25,000 for shares each of the last three months. In addition, in the event NACC is the procuring cause of a successful merger, acquisition or corporate financing on behalf of Registrant, NACC will receive 5% of the merger/acquisition value or the total value of the corporate financing, whichever applies, payable at the time of closing of the transaction.

ITEM  5.     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS
             =============================================

Pursuant to the Articles of Incorporation of Registrant, Registrant's officers and directors, and/or heirs and personal representatives, who may be made a party to any proceeding, including a law suit, because of his/her position, may be indemnified from any personal liability. This indemnification shall include payment of all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred in a civil, criminal or administrative proceeding. The indemnification is intended to be to the fullest extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors or officers of Registrant pursuant to the foregoing provisions, Registrant is informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy, as expressed in said Act and is, therefore, unenforceable.


                           PART F/S
                           ========
               FINANCIAL  STATEMENTS  AND  EXHIBITS
               ====================================

Audited financial statements of Registrant for the period from inception (date of incorporation) through the period ended September 30, 1999 and the year ended December 31, 1998, were audited by Mark Bailey & Co. Ltd. and immediately follow.

             DIGITAL VIDEO DISPLAY TECHNOLOGY CORPORATION

                         FINANCIAL STATEMENTS

                    FROM INCEPTION (AUGUST 1, 1997)

                               THROUGH

                          SEPTEMBER 30, 1999

                                 WITH

                          AUDIT REPORT OF

                     CERTIFIED PUBLIC ACCOUNTANTS

                         TABLE OF CONTENTS
                         -----------------


Independent Auditors' Report on the Financial Statements  F-2
Balance Sheets . . . . . . . . . . . . . . . . . . . . .  F-3
Statements of Operations . . . . . . . . . . . . . . . .  F-4
Statements of Stockholders' Equity . . . . . . . . . . .  F-5
Statements of Cash Flows . . . . . . . . . . . . . . . .  F-6
Notes to Financial Statements. . . . . . . . . . . . . .  F-8

                         MARK BAILEY & CO. LTD.
                      Certified Public Accountants
                        Management Consultants
                          Phone: 775-332-4200
                           Fax:  775-332-4210
Office Address:                                        Mailing Address:
1495 Ridgeview Drive, Suite 200                        P.O. Box 6060
Reno, Nevada 89509-6634
Reno, Nevada 89513


                        Independent Auditors' Report
                    -----------------------------------

December 3, 1999


Board  of  Directors
Digital  Video  Display  Technology  Corporation

We have audited the accompanying balance sheets of Digital Video Display Technology Corporation (a Company in the development stage) as of December 31, 1998 and September 30, 1999 and the related statements of operations, stockholders' equity, and cash flows from inception (August 1, 1997) through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Video Display Technology Corporation (a Company in the development stage), as of December 31, 1998 and September 30, 1999 and the results of its operations and its cash flows from inception (August 1, 1997) through September 30, 1999 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the financial statements, the Company is in the development stage, and existing cash and available credit are insufficient to fund the Company's cash flow needs for the next year. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Mark  Bailey  &  Co.,  Ltd.
Reno,  Nevada

                DIGITAL VIDEO DISPLAY TECHNOLOGY CORPORATION
                   (A Company in the Development Stage)
                             BALANCE SHEETS
                             --------------
                 December 31, 1998 and September 30, 1999

ASSETS
======
                                September 30, 1999     December 31, 1998
                                ------------------     -----------------
Current Assets
--------------
Cash                                 $        4,390    $        194,124
Interest receivable                              18                   -
                                      -------------     ---------------
Total current assets                          4,408             194,124

Other Assets
------------
Deposits                                        600                   -
Other assets (net of
accumulated amortization
of $12,000 and $0) (Note 3)                 258,000              20,000
                                     --------------    ----------------
Total assets                         $      263,008    $        214,124

LIABILITIES AND STOCKHOLDERS' EQUITY
====================================
Current Liabilities
-------------------
Accounts payable                     $      204,430    $              -
Line of credit (Note 4)                     159,761                   -
Current portion of patent
right payable (Note 3)                      200,000                   -
                                     --------------     ---------------
Total current liabilities                   564,191                   -
Long-Term Portion of Patent
Right Payable (Note 3)                       50,000                   -
                                     --------------    ----------------
Total liabilities                     $     614,191    $              -

Stockholders' Equity (Note 7)
Common stock, $.001 par
value, 100,000,000 shares
authorized, 23,250,000 in 1999
and 2,100,000 in 1998
shares issued and outstanding                23,250               2,100
Additional paid-in-capital                  193,885             222,535
Deficit accumulated during the
development stag                           (568,318)            (10,511)
                                      --------------    ---------------
Total stockholders' equity            $    (351,183)   $        214,124
Total liabilities and stockholders'
Equity                                $     263,008    $        214,124

   The Accompanying Notes are an Integral Part of These Financial Statements.

                DIGITAL VIDEO DISPLAY TECHNOLOGY CORPORATION
                   (A Company in the Development Stage)
                       STATEMENT OF OPERATIONS
                       -----------------------
For the Period from Inception (August 1, 1997) through September 30, 1999

                               Inception
                             (August 1, 1997)    Nine Months        Year
                                  to               Ended            Ended
                              September 30,      September 30,   December 31
                                  1999              1999            1998
                            ----------------     ------------    -----------
Revenue                       $         -         $        -      $       -
Costs and Expenses
------------------
Operating and administrative
Expenses                            (566,468)       (555,957)        (9,513)
Amortization expense                 (12,000)        (12,000)             -

Other Income                          10,150          10,150              -
                              --------------     -----------      ---------

Net loss                       $    (568,318)     $ (557,807)      $ (9,513)
                               =============      ==========       ========

Loss per share                 $     (0.0248)     $  (0.0243)      $(0.0003)
                               =============      ==========       ========


   The Accompanying Notes are an Integral Part of These Financial Statements.

                DIGITAL VIDEO DISPLAY TECHNOLOGY CORPORATION
                  (A Company in the Development Stage)
                   STATEMENT OF STOCKHOLDERS' EQUITY
                   ---------------------------------
For the Period from Inception (August 1, 1997) through September 30, 1999

                                                Additional
                               Common Stock       Paid-in     Retained   Total
                            Shares     Amount     Capital     Deficit    Equity
                            ---------------------------------------------------
Issuance of shares to
DVD Technology Corp.'s
Officers and directors for
cash on August 1, 1997, at
$.01 per share              1,000,000  $ 1,000   $   9,000     $    -  $ 10,000

Net loss at
December 31, 1997                   -        -           -       (998)     (998)
                            ----------------------------------------------------
Balance at
December 31, 1996           1,000,000    1,000       9,000       (998)    9,002

Issuance of shares for
cash from an offering on
April 30, 1998, at $.20
per share                   1,000,000    1,000     199,000          -   200,000

Costs associated with
the offering on April 30,
1998                                -        -      (5,365)          -   (5,365)

Issuance of shares to a
related company for
distribution rights,
valued at the fair market
value of the shares issued,
on May 1, 1998, at $.20 per
share                        100,000        100     19,900           -   20,000

Net loss at
December 31, 1998                  -          -          -       (9,513) (9,513)
                           -----------------------------------------------------
Balance at
December 31, 1998          2,100,000      2,100    222,535      (10,511) 214,124

Cancellation of the
stock issued to the
officers, directors and
the related company on
January 25, 1999          (1,100,000)    (1,100)   (28,900)            - (30,000)





                                  F-5

Stock split of 21:1
For the outstanding
stock, retaining
original par value, on
January 25, 1999          20,000,000      20,000    (20,000)           -       -

Issuance of shares
for patent rights,
valued at the fair
market value of the
shares issued, on
February 11, 1999, at
$.01 per share             2,000,000       2,000     18,000            -  20,000

Issuance of shares for
consulting services,
valued at the fair
market value of the
services received, on
July 7, 1999, at $.01
per share                    250,000         250      2,250            -   2,500

Net loss at
September 30, 1999                 -           -          -  (557,807) (557,807)

Balance at
September 30, 1999        23,250,000    $ 23,250  $ 193,885 $(568,318)$(351,183)
                          ======================================================



























   The Accompanying Notes are an Integral Part of These Financial Statements

                DIGITAL VIDEO DISPLAY TECHNOLOGY CORPORATION
                  (A Company in the Development Stage)
                       STATEMENT OF CASH FLOWS
                       -----------------------
For the Period from Inception (August 1, 1997) through September 30, 199

                                                   Nine Months        Year
                                   Inception         Ended            Ended
                                    To Date     September 30, 1999   12/31/98
                                   ---------    -----------------    --------
Cash Flows from Operating Activities
------------------------------------
Net loss                           $ (568,318)      $ (557,807)     $  (9,513)

Adjustments to reconcile net loss
to net cash used in operating
activities:
Amortization                            12,000          12,000             0
Gain from cancellation of common
stock                                  (10,000)        (10,000)            0
Increase in receivables                    (18)            (18)            0
Increase in deposits                      (600)           (600)            0
Increase in accounts payable           204,430         204,430             0
Increase in accrued interest             6,261           6,261             0
Expenses paid by issuance of
common stock                             2,500           2,500             0
                                    ----------      ----------       --------
Net cash used in operating
activities                         $  (353,745)     $ (343,234)      $ (9,513)
                                   -----------      ----------       --------

Cash Flows from Financing
Activities
-------------------------
Proceeds received from issuance
of stock                               204,635               0       194,635
Deferred offering costs                      0               0         4,865
Proceeds received from line of
  credit                               153,500         153,500             0

Net cash provided by  financing
  activities                           358,135         153,500       199,500

Net increase (decrease) in cash and
cash equivalents (Note 1)                4,390        (189,734)      189,987

Cash and cash equivalents at
beginning of period                          0         194,124         4,137
                                   -----------     -----------     ----------
Cash and cash equivalents at end
of period                          $     4,390     $     4,390     $ 194,124
                                   ===========     ===========     ==========

  The Accompanying Notes are an Integral Part of These Financial Statements

               DIGITAL VIDEO DISPLAY TECHNOLOGY CORPORATION
                  (A Company in the Development Stage)
                       STATEMENT OF CASH FLOWS
                       -----------------------
  For the Period from Inception (August 1, 1997) through September 30, 199


Supplementary Schedule of Non Cash Activities
---------------------------------------------
During 1998 the Company issued 100,000 shares of common stock, with a fair market value of $20,000, for the distribution rights to a non-reusable medical syringe. In January 1999 these shares of common stock were canceled, and the distribution rights were abandoned (see Note 3).

On February 11, 1999 the Company issued 2,000,000 shares of common stock, with a fair market value of $20,000, for patent rights to Digital Video Display computer technology. In addition, the Company incurred a patent right payable in the amount of $250,000 (see Note 3)

On July 7, 1999 the Company issued 250,000 shares of stock for consulting services, with a fair market value of $2,500.

No amounts were actually paid for either interest or income taxes from inception (August 1, 1997) through September 30, 1999.































   The Accompanying Notes are an Integral part of These Financial Statements

              DIGITAL VIDEO DISPLAY TECHNOLOGY CORPORATION
                  (A Company in the Development Stage)
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------
For the Period from Inception (August 1, 1997) through September 30, 199


1.       Organization and Significant Accounting Policies
         -------------------------------------------------
The Company was incorporated in the State of Nevada on August 1, 1997 under the name Meximed Industries, Inc. The Company is in the development stage as its operations principally involve research and development, market analysis, and other business planning activities, and no revenue has been generated from its business activities. Originally, the Company intended to distribute non-reusable medical syringes. In January 1999, the Company abandoned its plan to distribute medical syringes, and changed its name to Digital Video Display Technology Corporation. The Company intends to create a Digital Video Display jukebox system for distribution in Canada and the United States.

These financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently in the development stage, and existing cash and available credit are insufficient to fund the Company's cash flow needs for the next year. As discussed in Note 4, on April 15, 1999 an unrelated third party extended the Company a line of credit, which is due on demand June 1, 2000. The Company plans to raise additional capital in the near future through private placements, ranging from between $6,000,000 to $8,000,000.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents
-------------------------
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

        -----------------------------------------------------------
Research and Development Costs
------------------------------
Research and development costs are expensed as incurred. Such costs were $0 and $159,027 at December 31, 1998 and September 30, 1999, respectively.

2.     Federal Income Taxes
       --------------------
The Company will be taxed under Subchapter C of the Internal Revenue Code for its U.S. operations.

3.     Other Assets
       ------------
The other assets at December 31, 1998 consist of the distribution rights of a non-reusable medical syringe. The Company purchased these distribution rights from a related company for 100,000 shares of common stock (see Note 5). In January 1999, these distribution rights were abandoned and the related asset was written off.

The other assets at September 30, 1999 consist of patent rights to a jukebox entertainment system. On February 11, 1999 the Company entered into an agreement with an unrelated third party whereby the Company will be the exclusive holder of a jukebox entertainment system patent for a period of fifteen years. As consideration for these patent rights, the Company issued 2,000,000 shares of its common stock (see Note 7), and incurred a patent right payable of $250,000. Originally, this payable was due at the earlier of September 1, 1999 or when the Company was able to obtain financing. On September 1, 1999, the agreement was modified. The Company is now obligated to pay the $250,000 in $20,000 installments, beginning December 15, 1999, with a final payment of $10,000 due on December 15, 2000. The total cost of the patent rights was capitalized, and is currently being amortized over the fifteen year life of the agreement.

4.     Line of Credit
       --------------
During the nine months ended September 30, 1999 an unrelated third party issued the Company an unsecured $500,000 line of credit. The line of credit carries interest at 12% per annum, and is due on demand June 1, 2000. The balance at December 31, 1998 and September 30, 1999, was $0 and $159,761, respectively.

5.     Related Party Transactions
       --------------------------
On May 1, 1998 the Company issued 100,000 shares of common stock to a separate entity, owned by the directors of the Company, in consideration for the distribution rights to a non-reusable medical syringe. In January 1999, this stock was canceled and the related distribution rights were written off (see
Note 3).

In March of 1999 the Company issued an option to purchase 500,000 shares of common stock at $2.50 per share to the President, CEO and Director of the Company. The option expires March 31, 2001 (see Note 8).

In April of 1999 the Company issued an option to purchase 500,000 shares of common stock at $4.00 per share to a Director of the Company. The option expires April 30, 2009 (see Note 8).

6.     Fair Value of Financial Instruments
       -----------------------------------
     Financial Accounting Standards Board ("FASB") Statement No. 107, Disclosure About Fair Value of Financial Instruments is a part of a continuing process by the FASB to improve information on financial statements. The following methods and assumptions were used by the Company in estimating its fair value disclosures for such financial instruments as defined by the Statement.

The carrying amounts reported in the balance sheets for cash approximate fair value at December 31, 1998 and September 30, 1999.

       ----------------------------------------------
The carrying amounts reported in the balance sheets for the other assets approximate fair value at December 31, 1998 and September 30, 1999 as the assets were recently purchased at fair market value.

The carrying amounts reported in the balance sheets for accounts payable approximate fair value at December 31, 1998 and September 30, 1999 as the payables mature in less than one year.

The estimated fair values of the line of credit are not materially different from the carrying values for financial statement purposes at December 31, 1998 and September 30, 1999.

7.     Stockholders' Equity
       --------------------
On August 1, 1997 the Company issued 1,000,000 shares of common stock to its officers and directors at $0.01 per share, for a total of $10,000 in cash.

In May 1998, the Company issued 100,000 shares of common stock, with a fair market value of $20,000, to a related company for the distribution rights to a non-reusable medical syringe. Also during 1998, the Company issued 1,000,000 shares of common stock as part of an offering memorandum at $0.20 per share, for a total of $200,000 in cash.

In January 1999, the Company canceled the 1,100,000 shares of common stock previously issued to the officers, directors, and the related company. The Company recorded a gain of $10,000 on the cancellation of 100,000 of the above shares, as cash of $10,000 received by the Company when the stock was originally issued was retained by the Company upon cancellation of the shares.

      --------------------------------
Also in January 1999, the Company declared a forward stock split of 21:1 for the remaining 1,000,000 shares of common stock outstanding, retaining the $0.001 par value.

On February 11, 1999, the Company issued 2,000,000 shares of common stock, with a fair market value of $20,000, for the patent rights to a jukebox entertainment system (see Note 3). The Company also issued 250,000 shares of its common stock to unrelated third parties at $.01 per share for a total of $2,500 for consulting services provided. These shares were issued at the fair market value of the consulting services.

8.     Stock Options
       -------------
The Company issued an option to purchase 500,000 shares of common stock at $2.50 per share, to the President, CEO, and Director. The option expires March 31, 2001 (see Note 5). The Company also issued an option to purchase 500,000 shares of common stock at $4.00 a share to a Director. The option expires April 30, 2009 (see Note 5). The Company issued an option to purchase 150,000 shares of common stock at $2.50 per share to an unrelated third party in exchange for consulting services. The options expire on April 1, 2000. The option price for all stock options exceeded the fair market value of the stock at the grant date, accordingly, no compensation costs have been recognized. The fair market value of the stock options is $0.

                                  PART  III
                                  =========
ITEM  1. INDEX  TO  EXHIBITS
         ===================

Exhibit No.         Document Description
-----------         ---------------------

3.1                 Articles of Incorporation and any Amendments

3.2                 Bylaws

5                   Opinion and Consent of Michael J. Morrison, Esq.

8                   Consent of Mark Bailey & Co. Ltd.,
                    Certified Public Accountants

10.1                Agreement with Software Control Systems International, Inc.
                    and Addendum

10.2                Distributor Agreement with Software Control Systems
                    International Inc.

10.3                Letter of Agreement with The Investor Relations Group

10.4                Agreement-North American Consultants, Inc.

10.5                Retainer Agreement- The Marshall Firm

10.6                Agreement - FirePlug Computers

10.7                Consulting Agreement with 386878 B.C. Ltd.

10.8                Consulting Agreement with Richard Brunette

10.9                Consulting Agreement with Bob Noble

10.10               Stock Option Agreement - Marilyn G. Haft

10.11               Consulting Agreement- Lee Edmondson

                              SIGNATURES
                              ===========

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGITAL VIDEO DISPLAY TECHNOLOGY CORP.,
A Nevada  corporation

/s/ Lee Edmondson,                             Dated: December 10, 1999
Chief  Executive  Officer  and  President


/s/ Marilyn G. Haft,                           Dated: December 10, 1999
Chief  Financial  Officer